Via Facsimile and U.S. Mail
Mail Stop 4720

February 23, 2010

James F. Winschel, Jr.
Senior Vice President and Chief Financial Officer
PAREXEL International Corporation
195 West Street
Waltham, Massachusetts 02451

Re: **PAREXEL International Corporation**
     Form 10-K for the Fiscal Year Ended June 30, 2009
     Schedule 14A filed October 28, 2009
     Form 10-Q for the Quarterly Period Ended December 31, 2009
     File Number: 000-21244

Dear Mr. Winschel:

        We have reviewed your filings and have the following comments. We have
limited our review of your filings to those issues we have addressed in our comments. In
our comments, we ask you to provide us with information to better understand your
disclosures. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the annual
or quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed October 28, 2009

Compensation Discussion and Analysis
Elements of our Executive Compensation Program, page 17

1.   Please revise your disclosure to specify both the personal goals and the business
        unit operating margin (BOM) objectives established by your Compensation
        Committee for your Named Executive Officers in connection with the

Management Incentive Plan. To the extent these goals were quantified, your disclosure should be similarly quantified.

2.   We note that you granted stock options to your Named Executive Officers in fiscal year 2009 as discussed on page 22. You should disclose in the CD&A the amounts granted and the basis the Committee used determining the size of the grants. In that regard, we note that on page 21 you refer to the circumstances of your company and the market in general that would factor into the Compensation Committee's determination of stock option awards. You should expand the disclosure to provide the specific circumstances, as well as any individual performance achievements or lack thereof, considered by the Compensation Committee in making the awards.

Form 10-Q for the Quarterly Period Ended December 31, 2009

Note 12. Derivatives, page 13

3.   Please revise your disclosure to clarify the following related to your foreign exchange derivatives not designated as hedging instruments:

- The nature and amount of each significant item included in the $8 million of miscellaneous income for the six months ending December 31, 2008, which appears to include the $21.2 million gain related to the foreign exchange contracts. Refer also to Management's Discussion and Analysis regarding Other Income and Expense on page 21.
- The event(s) that occurred between December 31, 2008 and June 30, 2009 that caused your gain of $21.2 million on these foreign exchange contracts for the six months ending December 31, 2008 to change to a loss of $876,000 for the year ending June 30, 2009. Refer also to Note 4 of your Form 10-K.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding the comment on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383, or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant